PANGLOBAL BRANDS INC.

2853 E. Pico Blvd., Los Angeles CA 90023

June 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention:	John Reynolds

Assistant Director

Dear Sirs/Mesdames:

Re: PANGLOBAL BRANDS INC. Form 10-KSB for fiscal year ended September 30, 2008 Filed January 13, 2009 File No. 333-131531

                              Thank you for your letter of June 12, 2009 with respect to our Form 10-KSB for fiscal year ended September 30, 2008 filed on January 13, 2009. We have not yet been able to provide the requested responses and filings because our CFO has been on leave for personal reasons. We are now ready to proceed with completing the work necessary to properly respond to your comments. This will involve quite a bit of work and we respectfully request an extension to July 10, 2009 for the date of our response.

If you would like to discuss this matter, please contact our attorney, Bernard Pinsky, at (604) 643-3153.

Yours truly,

PANGLOBAL BRANDS INC.

Per: /s/ Charles Lesser

Charles Lesser

Chief Financial Officer

cc:	Clark Wilson LLP